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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                          OptiCare Health Systems, Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                    68386P105
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                                 (CUSIP Number)


                                October 10, 2000
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 6
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CUSIP NO. 68386P105                      13G                Page 2 of 7 Pages

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   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

           Nicolas Berggruen

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]


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   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
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                             5      SOLE VOTING POWER

                                           -0-
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                              2,404,026
       REPORTING
        PERSON              ----------------------------------------------------
         WITH                7      SOLE DISPOSITIVE POWER

                                           -0-

                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                           2,404,026

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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,404,026
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                                            [ ]

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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.1%
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   12      TYPE OF REPORTING PERSON

                 IN
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CUSIP NO. 68386P105                      13G                Page 3 of 7 Pages

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                           This initial statement on Schedule 13G is being filed
                  pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended, by Nicolas Berggruen ("Berggruen"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13G.

                  The Schedule 13G is hereby amended and supplemented as follows:

Item 1(a).        Name of Issuer:

                  OptiCare Health Systems, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  87 Grandview Avenue
                  Waterbury, CT 06708

Item 2(a).        Name of Persons Filing:

                  Nicolas Berggruen

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  499 Park Avenue
                  New York, New York 10022


Item 2(c).        Citizenship:

                  United States of America

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CUSIP NO. 68386P105                      13G                Page 4 of 7 Pages

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Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or
                  13d-2(b) or (c), Check Whether the Person Filing is a:

                  This statement is filed on behalf of Berggruen pursuant to Rule 13d-1(c).


Item 4.           Ownership.

                  (a)     Amount Beneficially Owned:

                  Berggruen is deemed to beneficially own 2,404,026 shares of Common Stock. Of the 2,404,026 shares of Common Stock deemed beneficially owned by Berggruen, 2,250,000 are shares of Common Stock that Medici I Investment Corp. can purchase under warrants at an exercise price of $1.00 per share, exercisable until October 1, 2005, and 154,026 are shares of Common Stock held by Alexander Enterprise Holding Corp.

                  (b)     Percent of Class:

                  The 2,404,026 shares of Common Stock deemed beneficially owned by Berggruen constitute approximately 19.1% of the issued and outstanding shares of Common Stock.

                  (c)     Number of shares as to which such person has:

                          (i)       sole power to vote or to direct the vote

                                    0


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CUSIP NO. 68386P105                      13G                Page 5 of 7 Pages

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                          (ii)      shared power to vote or to direct the vote

                                    2,404,026

                          (iii) sole power to dispose or to direct the disposition of

                                    0

                          (iv) shared power to dispose or to direct the disposition of

                                    2,404,026

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group

                  Not applicable.


Item 9.           Notice of Dissolution of Group

                  Not applicable.


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CUSIP NO. 68386P105                      13G                Page 6 of 7 Pages

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Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 68386P105                      13G                Page 7 of 7 Pages

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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2000

                               By: /s/ Nicolas Berggruen
                                   --------------------------
                                   Nicolas Berggruen